Exhibit 12

NDS GROUP PLC
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	For the nine months ended March 31,
	2007	2006
	(Unaudited)	(Unaudited)
(in thousands, except ratio)

Consolidated pretax income from continuing operations	$136,450	$115,918

Interest portion of rental expense	4,557	4,169

Earnings	$141,007	$120,087

Fixed charges, being interest portion of rental expense	$4,557	$4,169

Ratio of earnings to fixed charges	30.9	28.8